UNITED STATES
SECUR[illegible]

ANN

17005971

PART III

ssing
Section
FEB 28 2017
Washington DC
413

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SEC FILE NUMBER
8-68677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Headlands Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 North Wacker Drive, Suite 1900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil M Fitzpatrick (312) 601-8643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Neil M Fitzpatrick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Headlands Global Markets, LLC, as of December 31, 2016, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

CATHERINE SLOAN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
January 12, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)) (under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Headlands Global Markets, LLC

Statement of Financial Condition

December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm

The Member
Headlands Global Markets, LLC

We have audited the accompanying statement of financial condition of Headlands Global Markets, LLC (the Company) as of December 31, 2016. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Headlands Global Markets, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 24, 2017

Headlands Global Markets, LLC

Statement of Financial Condition

December 31, 2016

Assets	
Cash	$ 3,117,337
Securities owned, at fair value	72,223,620
Interest receivable	831,162
Property and equipment, net of accumulated depreciation of $11,691	15,680
Other assets	127,862
Total assets	$ 76,315,661
Liabilities and member's capital	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 32,134,485
Payable to clearing broker, net	26,832,905
Payable to affiliate	1,899,118
Accrued compensation	1,356,609
Payable to Parent	61,849
Accrued expenses	188,796
Total liabilities	62,473,762
Member's capital	13,841,899
Total liabilities and member's capital	$ 76,315,661

See accompanying notes.

1. Organization and Nature of Operations

Headlands Global Markets, LLC (the Company) is a wholly owned subsidiary of Headlands Holdings, LLC (the Parent). The Company trades in municipal, corporate, and agency securities. The Company is a registered securities broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash includes amounts due from banks in both non-interest bearing and interest bearing accounts. At December 31, 2016, all cash amounts are held at one major financial institution.

Receivable from and Payable to Clearing Broker

The Company, pursuant to a customary agreement, conducts business with one clearing broker, Pershing, LLC, for its trading activities. Receivable from and payable to clearing broker includes trades pending settlement as well as cash and margin balances held at the clearing broker. The Company's principal source of short-term financing is provided by its clearing broker from whom the Company can borrow on an uncommitted basis against its proprietary securities positions, subject to collateral maintenance requirements. The Company's activity with its clearing broker is subject to a master netting agreement. In the event the clearing broker is unable to fulfill its obligations, the Company would be subject to credit risk. At December 31, 2016, the payable to clearing broker, net, primarily relates to short-term financing and unsettled trades.

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment, including computer equipment, furniture and fixtures, and office equipment, are recorded at cost, less accumulated depreciation.

Computer equipment includes workstations and networking equipment. Computer equipment is depreciated on a straight-line basis over a useful life of three years. Furniture and fixtures include office furniture and related fixtures. Furniture is depreciated on a straight-line basis over a useful life of five years. Office equipment is depreciated on a straight-line basis over a useful life of three years.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The Company conducts trading activity in municipal and corporate bonds, and as a result holds inventory in certain instruments. In order to mitigate the risk of future price fluctuations in these securities, the Company also sells short certain corporate and U.S. Government agency bonds. The Company records these securities at fair value with changes in the fair market value of the securities owned and securities sold short included on the statement of operations. The fair value of the securities is based on the last reported valuation as calculated by the clearing broker using independent pricing vendors.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) Topic 740-10, *Income Taxes*. The Company's taxable income or loss becomes reportable to the respective members of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

2. Significant Accounting Policies (continued)

Income Taxes

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based upon this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months.

3. Financial Instruments

ASC 820, *Fair Value Measurement*, defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

3. Financial Instruments (continued)

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

- Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other securities valued using broker quotes (such as most fixed income securities), where these can be corroborated to observable market data.
- Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

3. Financial Instruments (continued)

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities carried at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Municipal securities*	$ -	$ 72,213,644	$ -	$ 72,213,644
Corporate securities	-	9,976	-	9,976
Total	$ -	$ 72,223,620	$ -	$ 72,223,620
Liabilities				
Securities sold, not yet purchased:				
Agency securities**	$ -	$ 18,481,905	$ -	$ 18,481,905
Corporate securities***	-	13,647,387	-	13,647,387
Municipal securities	-	5,193	-	5,193
	$ -	$32,134,485	$ -	$ 32,134,485

*Approximately 99% of the securities have a credit rating of investment grade and 95% of the securities have a maturity of 10 years or less.

**All securities have a credit rating of investment grade and a maturity of 10 years or less.

***All securities have a credit rating of investment grade and 92% of the securities have a maturity of 10 years or less.

For the year ended December 31, 2016, the Company held no financial instruments classified within Level 1 or Level 3. All fixed income securities are classified as Level 2 in the fair value hierarchy.

4. Related-Party Transactions

The Company receives administrative support from the Parent and an affiliate, Headlands Technologies, LLC, including office, facilities, and personnel support. The Parent (or affiliate) pays certain of the Company's expenses and the Company reimburses the Parent (or affiliate) in accordance with an expense agreement between the Company and the Parent or affiliate. At December 31, 2016, the Company owes the Parent $61,849 and the affiliate $1,899,118 for reimbursable expenses.

5. General Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

6. Significant Risk Factors

In the normal course of business, the Company enters into transactions in various financial instruments. The Company's financial instruments are subject to, but are not limited to, the following risks:

Credit Risk

Credit risk represents the potential loss that the Company would incur if various financial instruments failed to perform pursuant to the terms of their obligations to the Company.

Bonds have exposure to certain degrees of risk, including interest rate risk, market risk, and the potential nonpayment of principal and interest, including default or bankruptcy of the issuer.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to sell its positions at a reasonable price in times of low trading volume, high volatility or financial stress.

6. Significant Risk Factors (continued)

Interest Rate Risk

Interest rate risk represents the effect from a change in interest rates, which could result in an adverse change in the fair value of a financial instrument.

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Prepayment Risk

Certain bonds allow for prepayment of principal without penalty. Bonds subject to prepayment risk generally offer less potential for gains when interest rates decline, and may offer a greater potential for loss when interest rates rise. In addition, with bonds, rising interest rates may cause prepayments to occur at a slower than expected rate, thereby effectively lengthening the maturity of the security and making the security more sensitive to interest rate changes. As a result, the timing and amount of revenue recognized relating to these securities may vary based upon actual maturity.

Political Risk

The Company is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's business.

7. Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), which supersedes the leasing guidance in Accounting Standards Codification (ASC) 840, Leases. Under ASU 2016-02 lessees are required to recognize the lease assets and lease liabilities for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of income. This guidance is effective for fiscal periods beginning after December 15, 2019 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company is currently evaluating the impact that adoption of this ASU will have on its statement of financial condition.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The Company is required to maintain minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000, as defined. Net capital changes from day to day, but at December 31, 2016, the Company had net capital of $7,858,017, and required net capital of $233,758. At December 31, 2016, the Company's percentage of aggregate indebtedness to net capital was 44.62%. Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1or other regulatory bodies.

9. Subsequent Events

No subsequent events or transactions have occurred through the date the statement of financial condition was available to be issued that would have materially affected the statement of financial condition as presented herein.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Management of Headlands Global Markets, LLC:

We have performed the procedures enumerated below, which were agreed to by management of Headlands Global Markets, LLC (the Company), the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 24, 2017